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Roche

21 June 2005

Media Briefing - Pharmacogenomics - the future is now

Roche paving the way for personalised medicine

Roche held a briefing for the media yesterday at their headquarters in Basel. The topic was "Pharmacogenomics – the future is now." The presentations detailed some of the activities in the area of personalised medicine, specifically in pharmacogenomics, which we thought may also be of interest to the financial community.

Speakers and topics at the event included:

Heino von Prondzynski, CEO Division Roche Diagnostics, Basel
Modern Diagnostics – paving the way for personalised medicine

Walter Koch, Vice President, Head of Research, Roche Molecular Diagnostics, Pleasanton
Pharmacogenomics – new tools for improved patient management: AmpliChip CYP450 and Leukemia tests

Prof. Torsten Haferlach, University Hospital Grosshadern, Munich
The impact of molecular profiling on care of patients with blood cancer

James L. Gallarda, Roche Molecular Diagnostics, Pleasanton
The importance of mutation analysis of the p53 tumor suppressor gene

Lyubomir Vassilev, Roche Pharmaceuticals, Nutley
Novel approach to cancer therapy

Presentations slides can be downloaded from the Roche Website, under Media.

We trust that you find these presentations of interest. If you have any additional questions, please contact us.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in Diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004, sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional

information about the Roche Group is available on the Internet (www.roche.com).

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Roche

Roche - Investor Update

Investor Update

Basel, 24 June 2005

20 July - Roche's 2005 Half Year Results and Report
Presentation in London – 14.00 GMT (15.00 CET)

July 20, 2005
07.00 CET (Central European time):
Roche will publish its HALF YEAR RESULTS for 2005 prior to the opening of the Swiss Stock Exchange. Concurrently, the HALF YEAR PRESENTATION SLIDES and the HALF YEAR REPORT will be available from the Roche website ir.roche.com.

14.00 - 17.00 GMT (15.00 – 18.00 CET):
We would like to invite all interested parties to dial in or attend in person the HALF YEAR PRESENTATION followed by Q&A and additional break-out sessions held at Cabot Hall, Cabot Place West, Canary Warf, London E14 5AB. Participants will be:

Dr. Franz B. Humer, Chairman of the Board of Directors and Chief Executive Officer
Dr. Erich Hunziker, CFO and Deputy Head of the Corporate Executive Committee
William M. Burns, CEO Division Roche Pharma
Heino von Prondzynski, CEO Division Roche Diagnostics

This presentation can be followed by a live audio webcast with synchronized presentation slides accessed via ir.roche.com. It is also possible to email questions into the event from this website.

Alternatively, you can dial in to the conference using the following dial-in numbers (listen only mode, no live access to speakers):

+41 (0) 91 610 56 00 (Europe and ROW) or
+44 (0) 207 107 06 11 (UK) or
+1 (1) 866 291 41 66 (USA)

At 16.00 GMT (17.00 CET) the break-out sessions covering the topics Strategy & Finance, Pharmaceuticals, Diagnostics and Accounting will be held following the main Q&A session.
The break-out sessions will be recorded and placed on the Roche website shortly after the event.

REPLAY:
A replay will be available one hour after the respective event, for 48 hours.
Access is by dialing:
+41 91 612 43 30 (Europe) or
+44 207 108 62 33 (UK) or
+1 (1) 866 416 25 58 (USA) and enter the conference ID 692 followed by the #

sign.

The webcast will be available on demand at ir.roche.com.

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Roche

Roche - Media News

Media News

Basel, 27 June 2005

Tarceva receives positive opinion in EU for the treatment of patients with lung cancer

Roche announced today that its innovative, oral cancer medicine Tarceva (erlotinib) has received a positive recommendation from the European Committee for Medicinal Products for Human Use (CHMP) for the treatment of non-small cell lung cancer, the most common form of lung cancer.

"This decision is proof of the impressive survival benefit that Tarceva offers patients with late stage lung cancer," said William M. Burns, CEO Division Roche Pharma. "This brings new hope to lung cancer patients who have currently very limited treatment options."

Tarceva is the first and only EGFR-targeted treatment to have shown a significant survival benefit in patients with non-small cell lung cancer (NSCLC) and offers new hope to the 370, 000 people suffering with lung cancer each year in Europe.[1] EGFR is a key component of the human epidermal growth factor receptor pathway, which plays a role in the formation and growth of numerous cancers.

The CHMP has recommended that Tarceva is indicated for the treatment of patients with locally advanced or metastatic non small cell lung cancer after failure of at least one prior chemotherapy regimen. When prescribing Tarceva, factors associated with prolonged survival should be taken into account. No survival benefit or other clinically relevant effects of the treatment have been demonstrated in patients with EGFR-negative tumours. The CHMP recommendation is based on data from a pivotal phase III[2] study which compared Tarceva to placebo for the treatment of patients with advanced NSCLC, following failure of first or second-line chemotherapy. Patients receiving Tarceva lived significantly longer than those in the placebo arm. There was also a significant increase in both the length of time before patients' disease symptoms deteriorated and the time when patients were stable and there was no progression of their cancer. It was also observed that one out of three patients on Tarceva was alive at one year as opposed to only one of five in the placebo group. There is no specific recommendation for EGFR IHC (immunohistochemistry) testing.

Lung cancer is the most common cancer worldwide[3] with 1.2 million new cases annually with someone, somewhere dying of the disease every 30 seconds.[4] NSCLC accounts for almost 80 percent of all lung cancer cases and there are few treatment options available.

About Tarceva

Tarceva is an investigational small molecule that targets the human epidermal growth factor receptor (HER1) pathway. HER1, also known as EGFR, is a key component of this signalling pathway, which plays a role in the formation and growth of numerous cancers. Tarceva blocks tumour cell growth by inhibiting the tyrosine kinase activity of the HER1 signalling pathway inside the cell.

Similarly to the significant survival benefit in NSCLC, Tarceva has also shown survival benefit in a phase III study in locally advanced or metastatic pancreatic cancer patients. The study met its primary endpoint of improving overall survival.

Tarceva is currently being evaluated in an extensive clinical development programme by a global alliance among OSI Pharmaceuticals, Genentech, and Roche. Chugai is pursuing its development and regulatory approval for the Japanese market. In the United States, Tarceva is marketed by Genentech.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

References:

1. J. Ferlay, F. Bray, P. Pisani and D.M. Parkin. GLOBOCAN 2000: Cancer Incidence, Mortality and Prevalence Worldwide, Version 1.0. IARC CancerBase No. 5. Lyon, IARCPress, 2001.
2. Shepherd, F. A randomized placebo-controlled trial of erlotinib in patients with advanced non-small cell lung cancer (NSCLC) following failure of 1st line or 2nd line chemotherapy. A National Cancer Institute of Canada Clinical Trials Group (NCIC), (Abstract #7022), ASCO 2004.
3. World Health Organisation, World Cancer Report, 2003.
4. www.lungcancercoalition.org/cancer_facts.html.

Additional information

- Genentech: www.gene.com
- OSI Pharmaceuticals: www.osip.com
- Cancer: www.health-kiosk.ch
- Roche in Oncology

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Roche

Roche - Investor Update

News Section

Basel, 27 June 2005

Bonviva, the first once-monthly oral tablet for osteoporosis, receives positive opinion in Europe

Roche and GlaxoSmithKline (GSK) announced today that Bonviva (ibandronic acid), the first and only once-monthly tablet for the effective treatment of postmenopausal osteoporosis, has received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP).

With once-monthly Bonviva, a potent and highly effective bisphosphonate,[1] patients will only have to take 12 tablets a year versus 52 required with current weekly bisphosphonate treatments. This is particularly important as almost two-thirds of patients stop taking their osteoporosis treatment within a year[2], foregoing the bone building benefits these drugs can provide over time[3,4] Data show that less frequent dosing has a positive impact on how long a patient continues to take a medication.2 On approval, Bonviva will be the first ever oral treatment administered as one tablet once a month for any disease.

William M. Burns, CEO Division Roche Pharma said, "Bonviva was developed in response to a clear patient need. When approved in Europe, once-monthly Bonviva will offer an effective and more convenient regimen which could help women to stay on therapy and get the bone protection they need."

Adherence to current treatments sub-optimal

Other oral bisphosphonates, the most frequently prescribed medication for osteoporosis, are available only in daily and weekly dosage forms. Whilst more patients have been shown to stay on weekly treatment rather than daily treatment, it was shown that over 50% of patients quit taking their medication after one year.[5,6,7]

Positive opinion based on landmark MOBILE data

The CHMP positive opinion was based on the results from MOBILE (Monthly Oral iBandronate In LadiEs), a randomised, double-blind, multinational, non-inferiority trial in 1,609 women with postmenopausal osteoporosis. The MOBILE study showed that the monthly dose was at least as effective as the daily dose. In addition, the monthly dose resulted in even larger increases in Bone Mineral Density (BMD), at lumbar spine and all hip sites, when compared with the daily dose, and was statistically superior to the daily dose at all these sites after two years.[1]

Bonviva (known in the US as Boniva) was approved by the US Food and Drug Administration in March 2005. In the US, Boniva 150mg is indicated for the treatment of osteoporosis in postmenopausal women.

About MOBILE

MOBILE (Monthly Oral iBandronate In LadiEs) is a two-year, randomized,

double-blind trial in 1609 women with postmenopausal osteoporosis comparing the efficacy and safety of monthly oral doses of ibandronate (100mg on a single day; 100mg as separate 50mg doses on two consecutive days; or 150mg on a single day) versus the oral daily regimen (2.5mg), previously approved by the FDA and European Commission. The primary endpoint was at 1 year. One year results from MOBILE were presented in 2004 at the 26th Annual Meeting of the American Society for Bone Mineral Research, Seattle, USA[8,9,10,11] and full two year results were presented at the Annual European Congress of Rheumatology, Vienna, Austria 8-11 June 2005.[1]

About Bonviva

• Bonviva, a potent bisphosphonate, has been studied to date in clinical trials involving over 11,000 patients.
• The ongoing clinical development programme is evaluating monthly oral and bi-monthly/quarterly intravenous dosage regimens in women with postmenopausal osteoporosis.
• Bonviva, indicated in Europe as a daily formulation for the treatment and prevention of osteoporosis in postmenopausal women, reduces bone turnover, increases bone mineral density and reduces the incidence of vertebral fractures.
• The U.S. Food and Drug Administration gave approval for once-monthly Boniva in March 2005. Boniva has been available in the US since late April 2005.
• Bonviva is the only bisphosphonate that has demonstrated a reduction in vertebral fracture risk using a drug-free interval of more than one week.[12]
• Studies specifically designed to demonstrate reductions in non-vertebral or hip fractures have not been conducted with Bonviva.
• Bonviva, like other orally administered bisphosphonates, may cause upper gastrointestinal disorders such as dysphagia, esophagitis and esophageal or gastric ulcer.

About post menopausal osteoporosis

Bone is constantly being rebuilt and goes through a balanced process of bone break-down and new bone formation. After menopause, this balance is disrupted and women loose bone faster than it is rebuilt. This imbalance can be easily measured by simple blood or urine tests. After years of bone loss, bones become brittle and more likely to break. The goal of osteoporosis treatment is to restore the bone balance hence increasing bone mass and consequently decreasing the risk of osteoporotic fractures.

• Osteoporosis affects an estimated 75 million people in Europe, USA and Japan.[13]
• 1/3 of women over 50 will experience osteoporotic fractures.[13]
• Osteoporosis is a common and chronic condition.[13]
• Like many chronic conditions, over half of all patients prescribed daily or weekly osteoporosis treatment stop taking their medicine within 12 months.[2,6,7]
• This insufficient adherence to treatment can result in increased risk of further fractures[6,7,14]
• Taking medication less often can assist patients to stay on their therapy.[5,7]
• The cost to healthcare systems worldwide as a result of osteoporotic fractures is estimated to be in the billions of dollars each year.[13]
• The prevalence of osteoporosis is growing, especially as the number of postmenopausal women in the population continues to rise.[13]

• An estimated 52 million women aged fifty plus are expected to be affected by osteoporosis and osteopenia by 2010 and 61 million are expected to be affected by 2020.[13]

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. For further information: www.roche.com

Additional information

- About postmenopausal osteoporosis
- Roche Health-Kiosk, Osteoporosis
- GSK website

References:

1. Cooper C, Delmas PD, Felsenburg D, Hughes C, Mairon N et al. Two-year efficacy and tolerability of once monthly oral ibandronate in postmenopausal osteoporosis: the MOBILE study. Abstract presented at the Annual European Congress of Rheumatology, Vienna, Austria 8-11June 2005.
2. DIN-LINK data, Compufile Ltd, January 2004. NB. Patients are excluded from the analysis at the point where they stop taking therapy altogether or have failed to comply fully.
3. Caro JJ, Ishak KJ, Huybrechts KF, et al. The impact of compliance with osteoporosis therapy on fracture rates in actual practice. Osteoporos Int 2004.
4. Sebaldt R, Shane L, Pham B, et al. Impact of non-compliance and non-persistence with daily bisphosphonates on longer-term effectiveness outcomes in patients with osteoporosis treated in tertiary specialist care. J Bone Miner Res 2004;19(Suppl. 1): (Abstract M423).
5. Cramer JA, Amonkar MM, Hebborn A, Suppapanya N. Does dosing regimen impact persistence with bisphosphonate therapy among postmenopausal osteoporotic women? J Bone Miner Res 2004;19(Suppl. 1):S448 (Abstract M434).
6. Data on file, NDC Health Study. (Ref. 161-011), Hoffmann-La Roche Inc., Nutley, NJ.
7. Ettinger M, Gallagher R, Amonkar M, et al. Medication persistence is improved with less frequent dosing of bisphosphonates, but remains inadequate. Arthritis Rheum 2004;15(Suppl):S513(Abstract 1325).
8. Miller PD, Drezner MK, Delmas PD, Stakkestad JA, Hughes C, Bonvoisin B, Reginster J-Y. Monthly oral ibandronate is at least as effective as oral daily ibandronate in postmenopausal osteoporosis: 1-year results from MOBILE. Poster F408, presented at: 26th Annual Meeting of the American Society for

Bone Mineral Research, October 1-5, 2004, Seattle, WA.
9. Emkey R, Felsenberg D, Stepan JJ, Hughes C, Dumont E, Van der Auwera P, Recker RR. Once monthly dosing increases the proportion of patients who respond to oral ibandronate: 1-year results from MOBILE. Poster M432, presented at: 26th Annual Meeting of the American Society for Bone Mineral Research, October 1-5, 2004, Seattle, WA.
10. Recker RR, Kendler DL, Adami S, Hughes C, Dumont E, Schimmer RC, Cooper C. Monthly oral ibandronate significantly reduces bone resorption in postmenopausal osteoporosis: 1-year results from MOBILE. Poster F406, presented at: 26th Annual Meeting of the American Society for Bone Mineral Research, October 1-5, 2004, Seattle, WA.
11. Lewiecki EM, Miller PD, Lorenc R, Hughes C, Bonvoisin B, McClung MR. Monthly oral ibandronate is well tolerated in women with postmenopausal osteoporosis: 1-year results from MOBILE. Poster M429, presented at: 26th Annual Meeting of the American Society for Bone Mineral Research, October 1-5, 2004, Seattle, WA
12. Chestnut et al. Effects of Oral Ibandronate Administered Daily or Intermittently on Fracture Risk in Postmenopausal Osteoporosis. Journal of Bone & Mineral Research, vol. 10: 8, 2004.
13. International Osteoporosis Foundation.
14. McCombs JS, Thiebaud P, McLaughlin-Miley C, et al. Compliance with drug therapies for the treatment and prevention of osteoporosis. Maturitas 2004;48:271-87.

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Roche - Investor Update

Investor Update

Basel, 28 June 2005

Xenical gains European approval for use in young people

Only weight loss medication whose benefits have been studied in adolescents

Roche announced today that its leading weight loss medicine Xenical (orlistat) has received European approval to include clinical, safety and efficacy data in the label on the use in obese adolescents aged 12 years or over. The label change has been approved following the results of a major study that shows Xenical to be highly effective in helping obese young people to lose weight. As a result of this change, physicians may now consider Xenical as an effective option in the management of obesity in adolescents.

In Europe in the last few years there has been a significant increase in obesity in children and adolescents, with as many as one in four affected in some regions. Obese children tend to become obese adults, and they carry a high risk of acute and chronic diseases, leading to reduced life expectancy. Treatment and prevention of childhood obesity has been identified as a healthcare priority in Europe.

"This is a further example of Roche's continuing commitment to tackling the growing epidemic of obesity. By studying the use of Xenical in obese adolescents aged 12 and over, we have now shown that the drug can benefit young people as much as adults. Xenical is now the only weight loss treatment in the US and EU that provides guidance from clinical trials in its label on use in this population," said William M. Burns, CEO Roche Pharma.

The label change is based on data from a large study (recently published in JAMA[1]) in which 539 obese adolescent patients received either 120 mg Xenical or placebo three times daily, alongside a reduced-calorie diet and exercise for 1 year. Weight loss was tracked using changes in the adolescents' Body Mass Index (BMI), a measure that takes into account not only the changes in body weight but also the changes in height which occur in growing adolescents.

Study results were consistent with those seen in adults and showed at the end of treatment:

- Adolescents treated with Xenical had a significantly reduced BMI (decrease of 0.55 kg/m2 compared to an increase of 0.31 kg/m2 in the placebo group).
- Almost twice as many adolescents treated with Xenical reduced by ≥5% their BMI (26.5% vs 15.7%) and their body weight (19% vs 11.7%)
- Adolescents treated with Xenical had a greater decrease in body fat (2.4kg vs 0.4kg)
- Waist circumference decreased significantly in Xenical recipients, but increased in placebo recipients (–1.33 cm vs +0.12 cm).
- Adolescents who responded to treatment (≥5% weight loss at 12 weeks) had a reduction in body weight of 7.6 kg and a BMI decrease of 3.7 kg/m2.
- Treatment was well tolerated, with adverse events generally similar to those

observed in adults.

These data, from the largest and longest study of a weight loss medication in adolescents, add to the extensive evidence base including safety, and clinical experience gained with Xenical since it was first marketed in 1998.

"Access to pharmacotherapy such as orlistat to complement diet and exercise will be important for physicians and patients trying to combat the growing trend of adolescent obesity. It means that the medical profession will have a new weapon to help adolescents lose weight, and stop them progressing to become overweight adults with the associated health complications" commented lead investigator Professor Prof. Jean-Pierre Chanoine, Endocrinology and Diabetes Unit, British Columbia Children's Hospital, Vancouver, Canada.

About Xenical
Xenical is the number one prescription weight loss medication, approved for use in adults in over 50 countries worldwide. Xenical has a unique mode of action, it works locally in the gut to prevent dietary fat absorption by around 30 percent and effectively promotes weight loss. It is the most extensively studied pharmacological weight management treatment to date, with over 30,000 overweight or obese patients participating in clinical trials with Xenical, including the 4 year landmark XENDOS study. It is an effective therapy that not only helps patients lose weight, but also helps them maintain their weight loss. Xenical was approved in December 2003 for use in adolescents 12 years and above in the US.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Additional information
- Roche Health Kiosk, Overweight
- Managing your weight

Reference:
1. Chanoine J-P, Hampl S, Jensen C, Boldrin M, Hauptman, J. Effect of orlistat on weight and body composition in obese adolescents: A randomized controlled trial. JAMA. 2005; 293:2873 - 2883